# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001437749-25-002693
Filed by CIK 0001106662

## Reporting persons
- Smith Vincent C: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,301,631.25; shared voting power 3,793,720; sole dispositive power 1,301,631.25; shared dispositive power 3,793,720; aggregate amount beneficially owned 5,095,351.25 (8.7% of the class)
  Comment: (1) Includes sole voting and dispositive power over 1,301,631.25 Ordinary Shares held directly, and shared voting and dispositive power over (i) 3,608,018.75 Ordinary Shares held by The Vincent C. Smith, Jr. 2025 Annuity Trust and (ii) 185,701.25 Ordinary Shares held by VCS Master Holdings GP. Mr. Smith is a trustee of The Vincent C. Smith, Jr. 2025 Annuity Trust therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby. (2) Represents Ordinary Shares held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329 107 has been assigned to the ADSs of the Issuer, which are quoted on NASDAQ Stock Market under the symbol "ADAG." Each ADS represents one and one quarter Ordinary Share.
- The Vincent C. Smith, Jr. 2025 Annuity Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,608,018.75; sole dispositive power 0; shared dispositive power 3,608,018.75; aggregate amount beneficially owned 3,608,018.75 (6.1% of the class)
  Comment: (1) Mr. Smith is a trustee of The Vincent C. Smith, Jr. 2025 Annuity Trust and therefore may be deemed to have beneficial ownership of the shares held thereby. (2) Represents the ordinary shares, par value $0.0001 per share of the Issuer ("Ordinary Shares") held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329 107 has been assigned to the American depositary shares ("ADSs") of the Issuer, which are quoted on NASDAQ Stock Market under the symbol "ADAG." Each ADS represents one and one quarter Ordinary Share.
- VCS Master Holdings GP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 185,701.25; sole dispositive power 0; shared dispositive power 185,701.25; aggregate amount beneficially owned 185,701.25 (1% of the class)
  Comment: (1) Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP, and disclaims beneficial ownership of the shares held thereby. (2) Represents Ordinary Shares held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329 107 has been assigned to the ADSs of the Issuer, which are quoted on NASDAQ Stock Market under the symbol "ADAG." Each ADS represents one and one quarter Ordinary Share.

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, CHINA, 00000.

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of each of the following: (i) The Vincent C. Smith, Jr. 2025 Annuity Trust (the "2025 Annuity Trust"); (ii) VCS Master Holdings GP, a Delaware General Partnership ("VCS"); and (iii) Vincent C. Smith, an individual ("Mr. Smith", and together with the 2025 Annuity Trust and VCS, the "Reporting Persons"). Mr. Smith is a trustee of the 2025 Annuity Trust therefore may be deemed to have beneficial ownership of the shares held thereby. Mr Smith is the grantor of all the trusts that are the partners of VCS, and disclaims beneficial ownership of the shares held thereby.
Address of principal business office or, if none, residence: The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.
Citizenship: (i) The Vincent C. Smith, Jr. 2025 Annuity Trust, a trust organized under the laws of the State of California; (ii) VCS is a general partnership organized under the laws of Delaware; and (iii) Mr. Smith is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) The 2025 Annuity Trust beneficially owns an aggregate of 3,608,019 Ordinary Shares; (ii) VCS beneficially owns an aggregate of 185,701 Ordinary Shares; and (iii) Mr. Smith may be deemed to beneficially own an aggregate of 5,095,351 Ordinary Shares, including 1,301,631 Ordinary Shares held directly, 3,608,019 Ordinary Shares held by the 2025 Annuity Trust and 185,701 Ordinary Shares held by VCS.
Percent of class: The percentage of shares beneficially owned by the Reporting Persons below is based upon 58,914,087 of the Issuer's Ordinary Shares outstanding as of June 30, 2025, as set forth in the Issuer's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 31, 2025.
Sole power to vote or to direct the vote:
Mr. Smith: 1,301,631
2025 Annuity Trust: 0
VCS: 0
Shared power to vote or to direct the vote:
Mr. Smith: 3,793,720
2025 Annuity Trust: 3,608,019
VCS: 185,701
Sole power to dispose or to direct the disposition:
Mr. Smith: 1,301,631
2025 Annuity Trust: 0
VCS: 0
Shared power to dispose or to direct the disposition:
Mr. Smith: 3,793,720
2025 Annuity Trust: 3,608,019
VCS: 185,701

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Smith Vincent C: /s/ Vincent C. Smith, Individual (01/29/2026)
- The Vincent C. Smith, Jr. 2025 Annuity Trust: /s/ Vincent C. Smith, Trustee (01/29/2026)
- VCS Master Holdings GP: /s/ Jerry Rickmeyer, Trustee & Partner (01/29/2026)